Computershare
Computershare Investor Services Pty Limited
ABN 48 078 279 277

Allied Gold Mining Plc

Indicative Range report (15/06/11) - post scheme implementation

AU register only (CDIs)

From	To	Holders	CDIs
1	1,000	1,476	515,148
1001	5,000	1,120	2,796,761
5001	10,000	296	2,133,881
10001	100,000	214	5,462,423
100001	99,999,999,999,999	26	74,835,303
	Total	3,132	85,743,516

Holders of less than a marketable parcel of 153 CDIs

420	26,704